

Mail Stop 3561

November 30, 2015

Gordon Lett
President
Killer Waves Hawaii, Inc
PO Box 731
Lawai, HI 96765

> **Re: Killer Waves Hawaii, Inc**
> **Registration Statement on Form S-1**
> **Filed November 3, 2015**
> **File No. 333-207765**

Dear Mr. Lett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements and consent in accordance with the provisions of Rule 8-08 of Regulation S-X.

2. Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have a limited amount of cash, no revenues and no operations. We also note that significant steps remain to commence your business plan. As such, you should disclose that you are a shell company, add a risk factor that highlights the consequences of shell company status, and revise your disclosure on page 26 to describe the restrictions on the transferability of your equity securities and the unavailability of Rule 144 of the

Securities Act for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 5

General Information about Our Company, page 5

4. Please explain how the barrier to entry in this industry is extremely low. It would appear that the high fixed cost of amusement park operations you discuss on page 11 would result in a high barrier to entry in this industry.

5. Please disclose here the month that you will run out of funds if you are unable to obtain more capital.

The Offering, page 8

6. We note the reference here and elsewhere to having your shares quoted on the OTC Markets. To the extent known, please revise throughout to clarify on which tier of the OTC Markets you intend to have your shares quoted.

Selling Security Holders, page 19

7. We note that the information in this table is as of September 30, 2015. Please provide the information in this table as of the most recent practicable date prior to filing your next amendment.

Plan of Distribution, page 20

8. Please revise this section to make it clear whether the selling shareholders are or "may be deemed" underwriters. We note that in some places you indicate that the selling shareholders "may be deemed" underwriters while disclosure elsewhere suggests that they are acting as underwriters. Please revise for consistency.

Description of Securities to be Registered, page 22

9. Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item

202(a)(5) of Regulation S-K.

Description of Business, page 23

10. Please revise this section to discuss the results of the Feasibility Study referenced on page F-23 and the impact of the study on your proposed business.

Plan of Operation, page 24

11. We note that you are a development stage company with no operations and no revenues to date. As such, please expand the description of the plan of operation for the company. In particular, please include specific information regarding each material event or step required to pursue each of your planned activities, the timelines, projected costs, milestones, and the estimated amount of additional financing needed for the development of your business over the next 12 months.

Background Information about our Officers and Directors, page 30

12. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 31

13. Please reconcile your statements in this section that your officers are not considered to be employees with the statement in Note 6 to the audited financial statements indicating that you have a sole key employee. Please also update the summary compensation table on page 32 to provide information for the fiscal year ended September 30, 2015.

Security Ownership of Certain Beneficial Owners and Management, page 33

14. We note that the information in this table is based on 15,720,000 shares issued and outstanding as of September 30, 2015. Please provide the information as of the most recent practicable date prior to the filing of your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: James B. Parsons, Esq.